United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2022

ACKRELL SPAC PARTNERS I CO.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39821	83-3237047
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968
Claymont, DE 19703

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (650) 560-4753

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one subunit and one-half of one warrant	ACKIU	The Nasdaq Stock Market LLC

Subunits included as part of the units, each consisting of one share of common stock, $.0001 par value, and one-half of one warrant	ACKIT	The Nasdaq Stock Market LLC

Redeemable warrants	ACKIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On January 10, 2022, Ackrell SPAC Partners I Co. (“Ackrell”) and Blackstone Products (“Blackstone”) issued a joint press release announcing Blackstone’s participation in the 24th Annual ICR Conference. The press release is attached hereto as Exhibit 99.1.

This Current Report on Form 8-K (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

Ackrell intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of Ackrell and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Ackrell and North Atlantic Imports, LLC, a Utah limited liability company d/b/a Blackstone Products, which will contain information about the proposed transaction and the respective businesses of Blackstone and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, Blackstone and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed transaction. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, https://www.ackrellspac.com.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Blackstone and Ackrell and the transactions contemplated by the Business Combination Agreement, and the parties’ perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the Business Combination, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Business Combination, revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Such forward-looking statements reflect Blackstone’s or Ackrell’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Any such forward-looking statements are subject to various risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, Blackstone, the combined company or other following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Ackrell, to obtain financing to complete the proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of Ackrell or Blackstone as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed Business Combination; (10) Blackstone’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) Blackstone’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market Blackstone intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) Blackstone’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect Blackstone’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with Blackstone in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of Blackstone’s major customers; (23) Blackstone’s ability to execute its business plans and strategy; (24) Blackstone’s ability to maintain sufficient inventory and meet customer demand; (25) Blackstone’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Ackrell. If any of these risks materialize or any of Ackrell’s or Blackstone’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Blackstone and Ackrell do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Participants in the Solicitation

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed Business Combination will be included in the definitive proxy statement/prospectus that Ackrell intends to file with the SEC. Readers are referred to the most recent reports filed with the SEC by Ackrell. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Ackrell undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
99.1	Press Release issued by Ackrell SPAC Partners I Co. and Blackstone Products on January 10, 2022,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2022

ACKRELL SPAC PARTNERS I CO.

By:	/s/ Long Long
Name:	Long Long
Title:	Chief Financial Officer

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